CUSIP No. 450098108

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________
SCHEDULE 13G
Under the Securities Exchange Act of 1934
________________________________
ISC8 INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
450098108
(CUSIP Number)
October 4, 2012
(Date of Event Which Requires Filing of this Statement)
________________________________
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of that Act (however, see the Notes).

CUSIP No. 450098108

1	NAMES OF REPORTING PERSONS SVB Financial Group
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) □
(b) □
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	5	SOLE VOTING POWER
34,533,213*
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		34,533,213*
PERSON
WITH	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,533,213*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

□
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.86%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

* The number of shares reported in this Schedule 13G as beneficially owned by the Reporting Person are represented by shares of common stock issuable upon the exercise of outstanding warrants.

CUSIP No. 450098108

Item 1.
(a)    Name of Issuer:
ISC8 INC.
(b)    Address of Issuer’s Principal Executive Offices:
151 Kalmus Dr., Suite A-203, Costa Mesa, CA 92626

Item 2.
(a)    Name of Person Filing:
SVB Financial Group
(b)    Address of Principal Business Office or, if none, Residence
3003 Tasman Drive, Santa Clara, CA 95054
(c)    Citizenship:

Delaware
(d)    Title of Class of Securities:

Common Stock, $0.01 par value per share

(e)    CUSIP Number:
450098108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 450098108

Item 4.        Ownership
As of the date of the filing of this Schedule 13G, the Reporting Person beneficially owns warrants to purchase, in the aggregate, 34,533,213 shares of the Issuer’s common stock, par value $0.01 per share (“common stock”), at the exercise prices set forth below (each a “Warrant” and collectively, the “Warrants”). Each Warrant is currently exercisable and was exercisable on its issuance date. Silicon Valley Bank, a subsidiary of the Reporting Person (“SVB”), was issued the first Warrant on December 14, 2011 in connection with a loan from SVB to the Issuer. In addition, as a result of the Issuer not being in compliance with certain debt covenants related to this loan, SVB was issued the additional Warrants set forth below in exchange for various waiver and forbearance extensions in respect of the loan. Following its issuance to SVB, in accordance with its terms, each Warrant was immediately and automatically assigned from SVB to the Reporting Person. The issuance of a Warrant for 990,000 shares of common stock to SVB on October 4, 2012 resulted in the Reporting Person having beneficial ownership of more than 5% of the then issued and outstanding shares of common stock.
The exercise prices of the Warrants that are shown below give effect to an adjustment that occurred, pursuant to the terms of the Warrants, upon the Issuer’s closing of a third party financing on October 31, 2013. In addition, on October 31, 2013, in connection with that financing, the number of shares of common stock issuable under the Warrants increased pursuant to the terms of the Warrants. Also, as shown below, on February 13, 2013, an additional 2,420,000 shares of common stock became issuable under the Warrant issued on December 14, 2011, as a result of the Issuer not having achieved specified performance targets for the 2012 calendar year.

	(A) Warrant Issuance Date	(B) Number of Shares of Common Stock Subject to Warrants	(C) Exercise Price
	12/14/2011	4,840,000	$0.042
	8/21/2012	990,000	$0.042
	9/28/2012	990,000	$0.042
	10/4/2012	990,000	$0.042
	10/31/2012	990,000	$0.042
	12/15/2012	990,000	$0.042
	2/1/2013	990,000	$0.042
	2/13/2013	2,420,000	$0.042
	3/1/2013	990,000	$0.042
	4/1/2013	990,000	$0.042
	5/1/2013	990,000	$0.042
	6/1/2013	990,000	$0.042
	10/28/2013	1,080,357	$0.01
	10/31/2013	16,292,856	$0.042
Total:		34,533,213

According to the Issuer’s quarterly report on Form 10-Q for the period ending March 31, 2014, the Issuer has 256,580,728 shares issued and outstanding. Accordingly, as of the date of the filing of this Schedule 13G, the aggregate number of shares of common stock that may be purchased by exercise of the Warrants represents 11.86% of the Issuer’s common stock. The Reporting Person intends to surrender, in

CUSIP No. 450098108

accordance with the terms of each Warrant, on or promptly after the date of the filing of this report all Warrants to purchase common stock of the Issuer it currently holds for cancellation for no consideration.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.        Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 450098108

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated this 17th day of February, 2015

SVB Financial Group

/s/ MICHAEL DESCHENEAUX
Michael Descheneaux
Chief Financial Officer